UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                               Cygne Designs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232556100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Hubert Guez
                     c/o Diversified Apparel Resources, LLC
                              5804 E. Slauson Ave.
--------------------------------------------------------------------------------
                           Commerce, California 90040
--------------------------------------------------------------------------------
                                 (323) 725-5555
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 12, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 11)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  232556100                                          PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DIVERSIFIED APPAREL RESOURCES, LLC (FORMERLY COMMERCE CLOTHING COMPANY, LLC)

           95-4559476
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|




---------- ---------------------------------------------------------------------
    3      SEC USE ONLY



---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                               |_|



---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           California
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,428,571

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,428,571

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           4,428,571
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                |_|



---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           16.7% (1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           CO
---------- ---------------------------------------------------------------------

(1) Based on a total of 26,462,109 shares of the issuer's Common Stock issued and outstanding as of May 12, 2006.

--------------------------------------------------------------------------------

CUSIP NO.  232556100                                          PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           GUEZ LIVING TRUST DATED DECEMBER 6, 1996
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|




---------- ---------------------------------------------------------------------
    3      SEC USE ONLY



---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                               |_|



---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           California
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,570,915

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,379,225
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,570,915

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,379,225

________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           2,950,140
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                |_|



---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           11.1% (1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           CO
---------- ---------------------------------------------------------------------

(1) Based on a total of 26,462,109 shares of the issuer's Common Stock issued and outstanding as of May 12, 2006.

--------------------------------------------------------------------------------

CUSIP NO.  232556100                                          PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           HUBERT GUEZ

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|




---------- ---------------------------------------------------------------------
    3      SEC USE ONLY



---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO

---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                               |_|



---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           FRANCE
               7    SOLE VOTING POWER

  NUMBER OF         4,426,420

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,547,151
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,426,420

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,547,151

________________________________________________________________________________

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           12,973,571
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                |_|



---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           49.0% (1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
---------- ---------------------------------------------------------------------

(1) Based on a total of 26,462,109 shares of the issuer's Common Stock issued and outstanding as of May 12, 2006.

         This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2005, as amended by Amendment No. 1 to the Schedule 13D dated September 21, 2005, and filed with the Securities and Exchange Commission on October 7, 2005, as amended by Amendment No. 2 to the Schedule 13D dated January 3, 2006, and filed with the Securities and Exchange Commission on January 9, 2006, and as amended by Amendment No. 3 to the Schedule 13D dated May 12, 2006, and filed with the Securities and Exchange Commission on May 16, 2006 (as amended, the "Schedule 13D"). The sole purpose of this Schedule 13D/A is to update the calculation of the percentage owned by the Reporting Persons based on updated information of the Company's issued and outstanding shares of common stock, as confirmed by the Company on May 17, 2006.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         On March 31, 2006, the Company entered into an Asset Purchase Agreement (the "APA") with Innovo Group, Inc. and Innovo Azteca Apparel, Inc., a wholly owned subsidiary of Innovo Group, Inc. (collectively, "Innovo"). Pursuant to the APA, Innovo agreed to sell to the Company certain assets related to its private label apparel division. These assets were purchased by Innovo from Azteca Production International, Inc. ("Azteca Production") in July 2003 pursuant to an asset purchase agreement (the "Blue Concept Asset Purchase Agreement"). In exchange for the purchased assets, the Company agreed to assume certain liabilities associated with Innovo's private label division, including, among other things, the remaining obligation under the original promissory note executed by Innovo in favor of Azteca Production under the Blue Concept Asset Purchase Agreement (the "Note"). Azteca Production is a party to certain ancillary agreements related to the APA because it is an interested party in the transaction. Hubert Guez and his brother, Paul Guez, are stockholders of Azteca Production and Innovo and were parties to the Blue Concept Asset Purchase Agreement. The transaction contemplated by the APA closed on May 12, 2006.

         On April 24, 2006, the Company entered into an agreement by and among the Company, Azteca Production, Hubert Guez, Paul Guez and Sweet Sportswear, LLC, a California limited liability whose managing member and Chief Executive Officer is Hubert Guez, whereby, upon the closing of the transaction contemplated by the APA, which occurred on May 12, 2006, among other things, the Note would be converted into 2,000,000 shares of Cygne's common stock, with 1,000,000 of the shares issued to Paul Guez and 1,000,000 shares issued to Hubert Guez. The Shares have piggy-back registration rights on any future S-3 registration statements filed by the Company. Under the terms of the Agreement, Paul Guez and Hubert Guez may not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any such Shares until the closing of trading on April 23, 2007 (the "Lock-Up Period") and each of Paul Guez and Hubert Guez is required to place 250,000 of his Shares in escrow (the "Escrow Shares") until expiration of the Lock-Up Period; provided, that in the event the Shares are traded at an average price above $5.00 per Share during the one (1) month period immediately preceding the expiration of the Lock-Up Period, then Paul Guez and Hubert Guez shall instruct their escrow agents to return the Escrow Shares to the Company as treasury stock

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

         The shares of common stock to which this Schedule 13D/A relates are held by the Reporting Persons as an investment. The Reporting Persons disclaim any membership in a group relating to the Company.

         Other than as described in this Schedule 13D/A, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company


                                 (Page 5 of 11)
or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals  to change the  number or term of  directors  or to fill any  existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is supplemented and amended by the information below.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

         As of May12, 2006, Diversified beneficially owned 4,428,571 shares of the Company's Common Stock (the "Diversified Shares"). Since 26,462,109 shares of the Company's Common Stock were outstanding as of May 12, 2006, the Diversified Shares constitute approximately 16.7% of the shares of the Company's common stock issued and outstanding. Diversified has the sole power to vote and dispose of the Diversified Shares.

         As of May 12, 2006, Guez Living Trust beneficially owned 1,570,915 shares of the Company's Common Stock (the "Guez Living Trust Shares"), or 5.9% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. Guez Living Trust has the sole power to vote and dispose of the Guez Living Trust Shares. In addition, Guez Living Trust wholly owns 215 GZ Partners which owns 1,379,225 shares of the Company's Common Stock or 5.2% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. As the holder of 100% of the ownership interests in 215 GZ Partners, Guez Living Trust may be deemed to share the power to dispose or direct the disposition of the shares held by 215 GZ Partners, and may be deemed to share the power to vote or direct the voting of such shares with 215 GZ Corp., a Delaware corporation and general manager of 215 GZ Partners, with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040. 215 GZ Corp. was formed to manage the assets of 215 GZ Partners but has no ownership interest in the partnership. As such, Guez Living Trust may be deemed to beneficially own the shares of the Company's Common Stock owned by 215 GZ Partners for aggregate beneficial ownership of 2,950,140 shares or 11.1% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. Guez Living Trust disclaims beneficial ownership of the securities held by 215 GZ Partners except to the extent of its pecuniary interest therein.

         As of May 12, 2006, Guez beneficially owned 4,426,420 shares of the Company's common stock (the "Guez Shares") or 16.7% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. Guez has the sole power to vote and dispose of the Guez Shares.

         In addition, Guez is the managing member of, and personally holds a 32.2% membership interest in, Diversified which owns 4,428,571 shares of the Company's Common Stock or 16.7% of the shares of


                                 (Page 6 of 11)
the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. As the managing member of Diversified, Guez has the power to dispose or direct the disposition of, and to vote or direct the voting of, the shares held by Diversified.

         Guez is also a Co-Trustee along with Roxanne Guez, Guez's spouse who is a citizen of the United States of America, with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, of the Guez Living Trust, which has a 15.0% membership interest in Diversified and beneficially owns 1,570,915 shares of the Company's Common Stock or 5.9% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. Guez Living Trust may also be deemed to beneficially own 1,379,225 shares of the Company's Common Stock owned by 215 GZ Partners or 5.2% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. In the aggregate, Guez Living Trust may be deemed to beneficially own 2,950,140 shares of the Company's Common Stock or 11.1% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. As the co-trustee of Guez Living Trust, Guez shares the power to dispose or direct the disposition of the shares held by Guez Living Trust, and shares the power to vote or direct the voting of such shares with Roxanne Guez.

         The Griffin James Aron Guez Irrevocable Trust dated January 1, 1996 owns 584,220 shares of the Company's Common Stock or 2.2% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. As Marguerite Ester Guez, a citizen of France and the Trustee of the Griffin Guez Trust with a principal business address of 5804
E. Slauson Avenue, Commerce, California 90040, resides in Guez's household, Guez may be deemed to beneficially own the shares held by Griffin Guez Trust.

         The Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996 owns 584,220 shares of the Company's Common Stock or 2.2% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. As Stephan Guez, a citizen of the United States of America and the Trustee of the Stephan Guez Trust with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, is Guez's son, Guez may be deemed to beneficially own the shares held by Stephan Guez Trust.

         In such capacities, Guez may be deemed to beneficially own the shares of the Company's Common Stock owned by Diversified, Guez Living Trust, Griffin Guez Trust and Stephan Guez Trust for aggregate beneficial ownership of 12,973,571 shares or 49.0% of the shares of the Company's Common Stock issued and outstanding on May 12, 2006 based on 26,462,109 shares outstanding. Guez disclaims beneficial ownership of the securities held by Diversified and Guez Living Trust except to the extent of his pecuniary interest therein. Guez disclaims beneficial ownership of the securities held by Griffin Guez Trust and Stephan Guez Trust.

         Transactions by the Reporting Persons in the Company's common stock effected in the past 60 days are described in Item 3 above.


                                 (Page 7 of 11)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule D is supplemented and amended by the information below.

AGREEMENT

         On March 31, 2006, the Company entered into entered into an Asset Purchase Agreement (the "APA") with Innovo Group, Inc. and Innovo Azteca Apparel, Inc., a wholly owned subsidiary of Innovo Group, Inc. (collectively, "Innovo"). Pursuant to the APA, Innovo agreed to sell to the Company certain assets related to its private label apparel division. These assets were purchased by Innovo from Azteca Production International, Inc. ("Azteca Production") in July 2003 pursuant to an asset purchase agreement (the "Blue Concept Asset Purchase Agreement"). In exchange for the purchased assets, the Company agreed to assume certain liabilities associated with Innovo's private label division, including, among other things, the remaining obligation under the original promissory note executed by Innovo in favor of Azteca Productions under the Blue Concept Asset Purchase Agreement (the "Note"). Azteca Production is a party to certain ancillary agreements related to the APA because it is an interested party in the transaction. Hubert Guez and his brother, Paul Guez, are stockholders of Azteca Production and Innovo and were parties to the Blue Concept Asset Purchase Agreement. The transaction contemplated by the APA closed on May 12, 2006.

         On April 24, 2005, the Company entered into an agreement by and among the Company, Azteca Production, Hubert Guez, Paul Guez and Sweet Sportswear, LLC, a California limited liability whose managing member and Chief Executive Officer is Hubert Guez, whereby, upon the closing of the transaction contemplated by the APA, which occurred on May 12, 2006, among other things, the Note would be converted into 2,000,000 shares of Cygne's common stock (the "Shares"), with 1,000,000 of the Shares issued to Paul Guez and 1,000,000 Shares issued to Hubert Guez. The Shares have piggy-back registration rights on any future S-3 registration statements filed by the Company. Under the terms of the Agreement, Paul Guez and Hubert Guez may not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any such Shares until the closing of trading on April 23, 2007 (the "Lock-Up Period") and each of Paul Guez and Hubert Guez is required to place 250,000 of his Shares in escrow (the "Escrow Shares") until expiration of the Lock-Up Period; provided, that in the event the Shares are traded at an average price above $5.00 per Share during the one (1) month period immediately preceding the expiration of the Lock-Up Period, then Paul Guez and Hubert Guez shall instruct their escrow agents to return the Escrow Shares to the Company as treasury stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

         1 Asset Purchase Agreement dated March 31, 2006 by and among the Company, Innovo Group, Inc. and Innovo Azteca Apparel, Inc.
                  (1)

         2 Agreement dated April 24, 2006 by and among the Company, Azteca Production International, Inc., Hubert Guez, Paul Guez and Sweet Sportswear, LLC (2)

         3 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

                  (1) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 6, 2006, and incorporated by reference herein.

                  (2)      Filed  as  an  Exhibit  to  the  Reporting   Person's
                           Schedule 13D/A, filed with the Securities and Exchange Commission on May 16, 2006, and incorporated by reference herein.


                                 (Page 8 of 11)

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: May 17, 2006               /S/ HUBERT GUEZ
                                 ----------------------------------------------
                                        Hubert Guez



                                 Diversified Apparel Resources, LLC

Dated: May 17, 2006               /S/ HUBERT GUEZ
                                 ---------------------------------------------
                                        Manager



                                 Guez Living Trust dated December 6, 1996

Dated: May 17, 2006               /S/ HUBERT GUEZ
                                 ---------------------------------------------
                                        Trustee


                                 (Page 9 of 11)

                                  EXHIBIT INDEX

Exhibit No.

         1 Asset Purchase Agreement dated March 31, 2006 by and among the Company, Innovo Group, Inc. and Innovo Azteca Apparel, Inc.
                  (1)

         2 Agreement dated April 24, 2006 by and among the Company, Azteca Production International, Inc., Hubert Guez, Paul Guez and Sweet Sportswear, LLC.

         3 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

                  (1) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 6, 2006, and incorporated by reference herein.

                  (2)      Filed  as  an  Exhibit  to  the  Reporting   Person's
                           Schedule 13D/A, filed with the Securities and Exchange Commission on May 16, 2006, and incorporated by reference herein.


                                (Page 10 of 11)

                                  EXHIBIT NO. 3

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Cygne Designs, Inc., and hereby affirm that this Schedule 13D/A is being filed on behalf of each of the undersigned.



Dated: May 17, 2006               /S/ HUBERT GUEZ
                                 ----------------------------------------------
                                        Hubert Guez



                                 Diversified Apparel Resources, LLC

Dated: May 17, 2006               /S/ HUBERT GUEZ
                                 ---------------------------------------------
                                        Manager



                                 Guez Living Trust dated December 6, 1996

Dated: May 17, 2006               /S/ HUBERT GUEZ
                                 ---------------------------------------------
                                        Trustee


                                (Page 11 of 11)